Exhibit 12.1

646-300-9208

www.JSBarkats.com

Sbarkats@jsbarkats.com

Via Electronic Mail	May 12 , 2021

Greenery Map Inc.

Nevada Corporation

Address:_____________________.

______________________________Las Vegas

Attn: Dan Ishaki, CEO & Founder

dan@greenerymap.com

305-799-3700

www.greenerymap.com

Re:

Corporate Securities Legal Opinion from Securities Attorney at Law Sunny J. Barkats, Esq. at JSBarkats, PLLC a professional law firm in NY.

Dear Mr. Ishaki,

Thank you for selecting JSBARKATS PLLC (the “Firm”) as your attorney to represent Greenery Map Inc a Nevada Corporation with an address at ______________________, ___________________ its affiliates subsidiaries and assigns (the “Company” or “you”), in connection with a securities offering under the Regulation A exemption(s) of the Securities Act of 1933 and/or under Title IV of the JOBS Act and to solely provide a legal opinion as to the validity of the securities and exchange filing with the Form 1-A with the SEC (the “Offering” or the “Matter”). We appreciate the confidence you have shown our Firm by engaging us with regard to the Matter.

Advisory Fees & Scope of Representation

The Firm will undertake the Matter for a flat fee of two hundred and fifty dollars ($250). To review your Filing and take for granted all your representation on its face and to sign off an opinion based on your representation to the SEC. All copies provided will be deemed representative of originals and you agree to indemnify and hold harmless the Firm with regard to any misrepresentation or negligence you made.

Assignment of Firm Personnel; Fees and Expenses; and Termination

Attorney Barkats will be the person primarily responsible for your representation and will be working closely with all of our special members and team members. While it is understood that the Firm is undertaking the Matter on a flat fee basis, but for general knowledge the Firm’s underlying hourly rates are as follows: consultant’s rates range from $200.00 – $700.00. You will be charged for all reasonable and customary expenses incurred as a result of any action taken by the Firm on your behalf as well as reasonable administrative and logistical fees at whatever rates are charged to the Firm. All ancillary expenses will be paid by you directly after the Firm’s assistance in negotiating prices and time.

Additionally, any costs, fees or expenses, including but not limited to travel costs, postage, photocopying or other reproduction costs in excess of $500.00, to be incurred in the representation shall be paid by Client in advance if the Firm notifies you to do so. An estimate shall be provided to you for these costs and services in advance and you shall deliver to the Firm the amount of the estimate. Any costs, fees, or expenses under $500.00 shall be billed and shall be payable immediately upon your receipt of such bill. In the event there is a failure to pay any estimate in advance, the service related to such estimate shall not be provided. If Client should choose to terminate the Firm prior to the completion of the Matter, Client, shall pay the Firm a fee in the sum of ten thousand dollars ($10,000) (the “Break-Up Fee”) payable immediately with accrued interest.

CONFLICT WAIVER:

It has been represented that JSBarkats and Sunny J. Barkats is also employed as a consultant to Pirate Capital your current consulting group, and that any and all conflict arising from that representation and dual work with both entities is hereby WAIVER, you cannot hold that dual representation against JSBarkats or Pirate Capital and waive all conflict present and future that may arise form this representation. You also acknowledged having had your own separate lawyer to discuss the conflict prior to executing this agreement and Securities Legal opinion retainer.

Any issue or conflict that may arise or arose has been hereby properly waived. Any party that disputes the waiver of this conflict shall be liable for liquidated damages to the others including third party Pirate Capital LLC.

Resolution of Disputes -Confidential Arbitration

Any dispute, controversy or claim arising out of or relating to this engagement, including any dispute, controversy or claim relating to our fees, disbursements and charges, shall be resolved by confidential arbitration at the arbitration The binding forum of Choice for any dispute is preferably the confidential, New York State Arbitration Alternative (www.nysaa.nyc) confidential online remote forum, or the remote online JAMS Nevada Forum if the first is not available. All rules are hereby incorporated by reference. Client and the Firm shall each be responsible for their respective fees and costs for same. In the event a party is successful in obtaining an award in such party’s favor from the chosen arbitration forum, then and in such event the non-prevailing party shall also be responsible to reimburse and pay to the prevailing party for their respective legal fees and costs in pursuing the recovery of its fees.

Binding Agreement

This letter represents the entire agreement between the Client and the Firm concerning the terms and conditions of this engagement. By signing below, the Client acknowledges that this letter has been reviewed and its content understood with the assistance of a separate counsel and that the Client agrees to be bound by its terms and conditions. Furthermore, the Client acknowledges that the Firm has not made representations to the Client regarding the outcome of the Matters for which the Firm has been engaged hereunder. No change or waiver of any of the provisions of this letter shall be binding on either the Client or the Firm unless the change or waiver is in writing and signed by both parties. You acknowledged having review and discussed the terms of this retainer with your separate counsel. If the terms, which I have herein outlined, are agreeable and acceptable, then please sign on the line provided for their signature acknowledging Clients’ agreement and understanding of the terms contained herein, and also deliver a copy together with your wire in the sum of two hundred and fifty dollars ($250) made payable as indicated.

Please Upon Executing this Agreement wire $250 inclusive of all wiring fees to Barkats as provided in a separate email.

We look forward to working with you.

Very truly yours,
/s/JSBarkats PLLC

Dan Ishaki., hereby retains Sunny J. Barkats, Esq., to assist them as aforestated under the terms and conditions set forth herein.

By:	/s/ Dan Ishaki	Dated: 05/14/21
Dan Ishaki, CEO